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                    FORM OF LETTER TO REPUBLIC'S SHAREHOLDERS
                      [REPUBLIC BANCORP, INC. LETTERHEAD]


February 12, 2001

Dear Shareholder:

          Our board of directors has approved the repurchase of 1,000,000 shares of our Class A Common Stock through a procedure commonly referred to as a "modified Dutch auction tender." This procedure allows you to select the price at which you are willing to sell, or tender, all or part of your Class A Common shares within a price range of not more than $10.00 per share and not less than $8.00 per share. Upon expiration of the offer, we will select the lowest purchase price from those Class A Common shares tendered that will allow us to buy 1,000,000 Class A Common shares. All Class A Common shares purchased in the offer will receive the same purchase price, even those shares that are tendered below the purchase price we select. No brokerage fees or commissions will be charged to you if you tender shares you hold directly. If you have shares through a broker or bank, however, you should ask your broker or bank if you will be charged a fee to tender your shares.

          The offer, and the procedures you must follow if you want to tender your Class A Common shares, are explained in detail in the enclosed Offer to Purchase, Letter of Transmittal, and related documents.

          We encourage you to read carefully the Offer to Purchase, Letter of Transmittal and related documents. Neither Republic nor our board of directors makes any recommendation to any shareholder whether or not to tender any shares, or at what price shares should be tendered. Directors, executive officers and affiliates of Republic have indicated that they do not intend to tender shares pursuant to our offer.

          If you own shares of our Class B Common stock, you may decide to convert your Class B Common shares into Class A Common shares to tender them. You cannot tender Class B Common shares directly. We have included in our mailing to Class B Common shareholders a Notice of Conversion which can be used to convert Class B Common shares at the time of tender. If you are considering this procedure, please note that, if you convert, Class A Common shares will be returned to you if for any reason your shares are not purchased in the offer.

          To assist us with this offer, we have engaged MacKenzie Partners, Inc. to serve as information agent. All questions and requests for documents should be directed to MacKenzie Partners, Inc. You may reach MacKenzie Partners, Inc. at the address on the last page of the Offer to Purchase, or by calling (800) 322-2885.

          Please note that the offer is scheduled to expire at 5:00 p.m., New York City time, on March 13, 2001, unless extended by Republic. Again, we encourage you to read carefully the enclosed materials.

         Thank you for your consideration.

Sincerely,


/s/ Steven E. Trager

Steven E. Trager, President and Chief Executive Officer